
SEC MAIL
RECEIVED
PROCESSING
MAR - 1 2007
WASH. D.C.
213
SECTION


07005861

SECURIT ... SSION

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2007 Estimated average burden hours per response.... 12.00

AB 3/27

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44748

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CAPPELLO CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 WILSHIRE BLVD., SUITE 1200
(No. and Street)

SANTA MONICA (City) CA (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALEXANDER L. CAPPELLO 310 393-6632
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daniells Phillips Vaughan & Bock
(Name - *if individual, state last, first, middle name*)

300 New Stine Road (Address) Bakersfield (City) CA (State) 93309 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond

unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander L. Cappello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cappello Capital Corp., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President & C.E.O.

Title

PLEASE SEE ATTACHED JURAT
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California

County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on

this 26th day of FEBRUARY, 20 07,

by ALEXANDER L. CAPPELLO

~~personally known to me or~~ proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.



CHANA R. MCKAY
COMM. # 1460622
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
COMM. EXP. JAN. 6, 2008
MGC1

(seal) Signature [signature]

R. McKay
... Road
...ch, CA 90278

CAPPELLO CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

AND

INDEPENDENT AUDITOR'S REPORT ON

INTERNAL CONTROL

December 31, 2006

CONTENTS

INDEPENDENT AUDITOR'S REPORT ON THE STATEMENT OF FINANCIAL CONDITION 1

FINANCIAL STATEMENT

Statement of financial condition 2

Notes to financial statement 3-5

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL 6-7


Daniells
Phillips
Vaughan
& Bock

Member of the McGladrey Network

Member of AICPA Division for Firms
Private Companies Practice Section

NANCY C. BELTON

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Cappello Capital Corp.
Santa Monica, California

We have audited the accompanying statement of financial condition of **Cappello Capital Corp**. as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of **Cappello Capital Corp**. as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Daniells, Phillips, Vaughan & Bock

Bakersfield, California
February 27, 2007

300 New Stine Road • Bakersfield, CA 93309 • Tel. 661.834.7411 • Fax 661.834.4839 • www.dpvb.com

CAPPELLO CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Cash	$ 353,756
Furniture and equipment, net of accumulated depreciation of $27,586	452
Investment in not readily marketable securities, at estimated fair value	3,450
	$ 357,658

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 107,028
Stockholder's Equity (Note 3)	
Common stock, $ 1 par value; authorized 1,000,000 shares; issued and outstanding 100 shares	100
Additional paid-in capital	368,246
Retained earnings (deficit)	(117,716)
	250,630
	$ 357,658

See Notes to Financial Statements.

CAPPELLO CAPITAL CORP.

NOTES TO FINANCIAL STATEMENT

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Cappello Capital Corp. ("the Company") is a California corporation formed in February 1992, for the purpose of conducting business as a broker/dealer in securities. The Company operations consist of wholesaling and retailing private placements of debt and equity securities on a best efforts basis.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker and dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Brokers/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

A summary of the Company's significant accounting policies follows:

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash: The Company maintains its cash accounts in one commercial bank account. The amount on deposit at December 31, 2006 exceeded the insurance limits of the Federal Deposit Insurance Corporation by approximately $256,250.

Furniture and equipment: Furniture and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over five to seven years.

Investment in securities: Securities not readily marketable are valued at fair value as determined by management.

Investment banking: Investment banking revenues include fees arising from securities offerings in which the Company acts as an agent. Investment banking management fees, sales concessions and associated expenses are recorded at the time the transaction is completed and the income is reasonably determinable.

Note 2. State Income Taxes

The Company has elected S Corporation status for income tax purposes, which requires that the corporate income or loss be distributed to the stockholder for inclusion in his personal income tax returns. The State of California imposes a surtax on the corporation of 1.5% of taxable income, in addition to the taxable income or loss being reported in the stockholder's personal return.

CAPPELLO CAPITAL CORP.

NOTES TO FINANCIAL STATEMENT

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital and net capital requirements of $246,728 and $7,135, respectively. The Company's net capital ratio was 2.3 to 1.0.

A reconciliation of the December 31, 2006 FOCUS report is as follows:

	Retained Earnings
Components of stockholder's equity as shown on original FOCUS report	$ (109,528)
Record additional accounts payable	(5,644)
Record bad debts	(2,544)
Components of stockholder's equity as shown on amended FOCUS report	$ (117,716)

Note 4. Transactions with Related Parties

The Company has a corporate finance agreement with Cappello Group, an affiliated Company. The sole shareholder of the Company is the sole shareholder of Cappello Group. Cappello Group receives a corporate finance fee from time to time as the Company and Cappello Group determine for special services rendered. No corporate finance fee is to be paid or accrued which will cause the net capital of the Company to drop below $10,000, or cause the aggregate indebtedness to net capital ratio of the Company to exceed 8 to 1. In the event Cappello Group is not able to continue to provide these services, the Company would be required to obtain them from a third party at a cost that cannot presently be estimated. For the year ended December 31, 2006 corporate finance fees paid to Cappello Group amounted to $5,356,176 and are included in general and administrative expense. In addition, the Company paid $36,694 of overhead costs and $132,250 of rent to Cappello Group. The Company also paid $532,688 of commissions to the sole stockholder. The Company also receives a corporate management fee from Cappello Group. The corporate management fee received from Cappello Group was $3,338,421.

Note 5. Major Customers/Suppliers

During the year ended December 31, 2006 the Company received approximately 59% of its revenues from two clients. During the year ended December 31, 2006 the Company incurred approximately 47% of its general and administrative expenses with one company, which is explained further at Note 4.

Note 6. Defined Contribution Retirement Plan

The Company has a contributory defined contribution retirement plan covering all its employees who meet eligibility requirements and who elect to participate. The Company's contributions to the plan are elective. During 2006, the Company did not make any contribution to the plan.


Daniells
Phillips
Vaughan
& Bock

Member of the McGladrey Network

Member of AICPA Division for Firms
Private Companies Practice Section

NANCY C. BELTON

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Cappello Capital Corp.
Santa Monica, California

In planning and performing our audit of the financial statements of **Cappello Capital Corp.** (the "Company") as of and for the year ended December 31, 2006 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

300 New Stine Road • Bakersfield, CA 93309 • Tel. 661.834.7411 • Fax 661.834.4839 • www.dpvb.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, managing member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Daniells, Phillips, Vaughan & Bock

Bakersfield, California
February 27, 2007

END